SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13D
                         (Amendment No. 2)


	Under the Securities Exchange Act of 1934

                          INNOTECH, INC.

                        (Name of Issuer)


	     Common Stock, Par Value $.001 Per Share
	(Title of Class and Securities)


	                45766M100
	(CUSIP Number of Class of Securities)



	James E. McKee, Gabelli Funds, Inc.,
	One Corporate Center, Rye, NY 10580-1434 (914) 921-5294
	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


	                March 17, 1997
	(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/

















_________________________________________________________________
CUSIP No. 45766M100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!



________________________________________________________________
CUSIP No. 45766M100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
	None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                           : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!



_________________________________________________________________
CUSIP No. 45766M100                                        13D
_________________________________________________________________
 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Associates Fund            I.D. No. 13-3246203
_________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



________________________________________________________________
CUSIP No. 45766M100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Associates Limited     I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                           : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



_________________________________________________________________
CUSIP No. 45766M100                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                           : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.   Security and Issuer
		This Amendment No. 2 to Schedule 13D on Innotech, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was
originally filed on March 3, 1997. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.
Item 2.	Identity and Background
		This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Spinnaker
Industries, Incorporated ("Spinnaker"), Western New Mexico
Telephone Company ("Western New Mexico"), Entoleter, Inc. ("Ento-leter"), Lynch Telecommunications Corporation ("Lynch Telecom"),
Lynch Telephone Corporation ("Lynch Telephone") and Inter-Commu-nity Telephone Company ("Inter-Community") (collectively, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institution-al and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
		The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13D or implementation of their investment philosophy may from time to time require action which could be viewed as not completely
passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administra-
tive uniformity, these persons have decided to file their benefi-
cial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
	(a), (b) and (c) - This statement is being filed by one or
more of the following persons: Gabelli Funds, Inc. ("GFI"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"),
Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Perfor-
mance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli
Associates Fund ("Gabelli Associates"), Gabelli Associates
Limited ("GAL"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"), Gabelli Interna-
tional II Limited ("GIL II"), Gabelli International Gold Fund
Limited ("GIGFL"), ALCE Partners, L.P. ("ALCE"), Gabelli Multime-
dia Partners, L.P. ("Multimedia Partners"), Gabelli Asset Manage-
ment Company International Advisory Services Ltd. ("GIASL"), Mr. Gabelli, Lynch, Spinnaker, Western New Mexico, Entoleter, Lynch Telecom, Lynch Telephone and Inter-Community. Those of the
foregoing persons signing this Schedule 13D are hereafter re-
ferred to as the "Reporting Persons".
		GAMCO, a wholly-owned subsidiary of GFI, is an invest-ment adviser registered under the Investment Advisers Act of
1940, as amended ("Advisers Act").  GAMCO is an investment
manager providing discretionary managed account services in the equity area for employee benefit plans, private investors,
endowments and foundations.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of
1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
		GLI, a wholly-owned subsidiary of GSI, is the trustee for the Gabelli-Rosenthal & Partners, L.P. Liquidating Trust.
		Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments.
GSI and Mr. Gabelli are the general partners of Gabelli Associ-
ates.
		GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's Common Stock will be offered to persons who are neither citizens nor residents of the
United States and may be offered to a limited number of U.S.
investors.  GSI is the investment manager of GAL.
		GSI, a majority-owned subsidiary of GFI, is a Delaware corporation which as a part of its business regularly purchases and sells securities for its own account.  It is the immediate parent of Gabelli & Company.
		GFI is the ultimate parent company for a variety of companies engaged in the securities business, each of which is named above.  In addition, GFI is an investment adviser regis-
tered under the Advisers Act. GFI is an investment adviser which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli
Growth Fund, The Gabelli Convertible Securities Fund, Inc., The
Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The
Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli
Global Telecommunications Fund, Gabelli Gold Fund, Inc., The
Gabelli Global Multimedia Trust Inc., The Gabelli Global Convert-
ible Securities Fund, Gabelli Capital Asset Fund, Gabelli Inter-national Growth Fund, Inc. and The Gabelli Global Interactive
Couch Potator Fund (collectively, the "Funds"), which are regis-
tered investment companies.
		The Plan, a qualified employee profit sharing plan, covers substantially all employees of GFI and its affiliates.
		GPP, a Delaware limited partnership, is a limited partnership whose primary business purpose is investing in securities.  Mr. Gabelli is the general partner and chief invest-
ment officer of GPP.
		GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital.  Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United
States and may be offered to a limited number of U.S. investors.
 The investments of GIL are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL.
		GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securit-
ies in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the
United States and may be offered to a limited number of U.S.
investors.  The investments of GIL II are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of
GIL II.
	  ALCE is a Delaware investment limited partnership that
seeks long-term capital appreciation primarily through invest-
ments in public and private equity securities.  GSI is a general partner of ALCE.
	  Multimedia Partners is a Delaware investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multi-
media communications companies.  GSI is a general partner of
Multimedia Partners.
	  GIASL is a corporation whose primary business purpose is
to provide advisory services to offshore funds.
       Lynch, an Indiana corporation, is a diversified public
company traded on the American Stock Exchange.  Its subsidiaries are engaged in communications, services, and manufactured pro-
ducts.  Spinnaker, a Delaware subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ System.
 Spinnaker is a diversified manufacturing firm with major subsid-iaries in specialty adhesive-backed materials business. Another of Lynch's subsidiaries, Western New Mexico, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone services in an area 40 miles west of Fargo, North
Dakota.   Lynch and Spinnaker actively pursue new business ven-
tures and acquisitions.  Lynch and its affiliates make invest-
ments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisi-
tions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securi-
ties.  Mr. Gabelli is Chairman of Lynch and owns beneficially
23.52% of the shares of common stock of Lynch.
		Mr. Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GFI and the
Chief Investment Officer for each of the Reporting Persons.  GFI, in turn, is the majority stockholder of GAMCO. GFI is also the majority stockholder of GSI. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI.
		The Reporting Persons do not admit that they constitute
a group.
		GFI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI is a Delaware corporation, each having its principal business office at One Corporate Center, Rye, New York 10580-1434. GPP is a Delaware limited partnership having its principal business office at 8 Sound Shore Drive, Greenwich, Connecticut 06830. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580-1434. GAL and GIL are corporations organized under the laws of the British Virgin Islands having their principal business office at c/o MeesPierson (Cayman)
Limited, British American Centre, Dr. Roy's Drive-Phase 3, George
Town, Grand Cayman, British West Indies. GIL II is a corporation organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies. GIASL
is a Bermuda corporation with its principal business office at
c/o Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue,
Hamilton HM12, Bermuda.  Lynch is an Indiana corporation having its principal business office at 8 Sound Shore Drive, Greenwich,
CT 06830.  Spinnaker is a Delaware corporation having its princi-
pal business office at 251 Welton Street, Hamden, CT 06511.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively,
"Covered Persons"), reference is made to Schedule I annexed
hereto and incorporated herein by reference.
		(d) and (e) - On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding against Gabelli & Company and GAMCO.
The order instituting the proceeding included a finding, which
Gabelli & Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not sepecifically addressing the special circum-
stances that arose from their affiliation with Lynch Corporation, a public company.  To resolve this matter, Gabelli & Company and
GAMCO agreed to cease and desist from violating Section 15(f) of the 1934 Act and Section 204A of the Advisers Act, respectively.
 They further agreed to each pay a civil penalty in the amount of $50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their Section 15(f) and Section
204A policies and procedures.
	(f) - Reference is made to Schedule I hereto.
Item 5.	Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amendmed, in pertinent part, as follows:
          (a) As a result of a tender offer by Johnson & Johnson

for all of the Common Stock of the Issuer at $13.75 per share,

the Reporting Persons ceased to be beneficial owners of any

Securities on March 17, 1997.

		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days by each of the Reporting Persons and Covered Persons is set forth on
Schedule II annexed hereto and incorporated herein by reference.
		(e)	As described in Item 5 (a) above, the Reporting
Persons ceased to be beneficial owners of five percent or more of the Securities on March 17, 1997.





















Signature
	     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 20, 1997
                                 						MARIO J. GABELLI





                                						By:____________________________
                                         James E. McKee
                                         Attorney-in-Fact


                                     GABELLI FUNDS, INC.




                               						By:_________________________
                                        James E. McKee
                                        General Counsel


                                GAMCO INVESTORS, INC.




                          						By:_________________________
                                  James E. McKee
                                  General Counsel






                                 GABELLI ASSOCIATES FUND



                         						   By:_________________________
                                     Gabelli Securities, Inc.,
                                     General Partner
                                      By: James E. McKee
                                          Secretary



                                GABELLI ASSOCIATES LIMITED




                     				      	   By:_________________________
                                      Gabelli Securities,Inc.,
                                      Investment Manager
                                      By: James E. McKee
                                          Secretary

































	Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent

part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless other-wise specified, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or statesecurities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.




Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
						     and Oak Technology; Director
							of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby	Street,
                                   Fort Lee, NJ 07029

	Charles C. Baum			Chairman, Director and Chief
Executive Officer of The
Morgan Group, Inc.;
							Secretary & Treasurer
							United Holdings
							2545 Wilkens Avenue
							Baltimore, MD  21223

	Dr. Eamon M. Kelly			President
							Tulane University
							218 Gibson Hall
							6823 St. Charles Avenue
							New Orleans, LA  70118

	Marc J. Gabelli			Vice President


Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

     Stephen G. Bondi              Executive Vice President,
                                   Chief Financial and Admin-
							istrative Officer

	James E. McKee				Vice President, General
							Counsel and Secretary
_____________________

	*	Mr. Gabelli is the Chairman, Chief Executive Officer and
Chief Investment Officer of Gabelli Funds, Inc. and of GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, Inc.; Chairman and Chief
Executive Officer of Lynch Corporation.



GAMCO Investors, Inc.

Directors:

	Mario J. Gabelli
	Douglas R. Jamieson
	Joseph R. Rindler, Jr.
	Regina M. Pitaro
	F. William Scholz, II

Officers:

	Mario J. Gabelli			Chairman, Chief Executive
							Officer and Chief
 						     Investment Officer

	Joseph R. Rindler, Jr.		President and Chief Operating
	 						Officer

     Douglas R. Jamieson            Executive Vice President

	Stephen G. Bondi			Vice President

	James E. McKee				Vice President, General
  		    					Counsel and Secretary

Gabelli Securities, Inc.

Directors:

	Robert W. Blake			     President of W.R. Blake
							& Sons, Inc.
							196-20 Northern Boulevard
							Flushing, NY  11358

	Douglas DeVivo				General Partner of ALCE
							Partners, L.P.
							One First Street, Suite 16
							Los Altos, CA  94022

	Ronald L. Gallatin			Consultant
							Gabelli Securities, Inc.
							One Corporate Center
							Rye, NY  10580

	Francine Sommer			     Chief Executive Officer of
							General Partner of Gabelli 							Multimedia Partners, L.P.
							One Corporate Center
							Rye, NY  10580

	Joseph R. Rindler, Jr.		See above



Officers:

	Gary P. Watson				Executive Vice President,
							Chief Financial and Admin-
							istrative Officer

     Stephen G. Bondi               Vice President

	James E. McKee				Secretary


Gabelli & Company, Inc.

Directors:

     James G. Webster, III          Chairman

	Stephen G. Bondi			See above

	Donald C. Jenkins			Director of Research

Officers:

     James G. Webster, III          Chairman

     Stephen G. Bondi               Vice President

	Walter K. Walsh			     Compliance Officer

	James E. McKee				Secretary


GLI, Inc.
Directors:

     Mario J. Gabelli			See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli               Chairman and Chief Investment
                                    Officer

	Stephen G. Bondi			Vice President





Gabelli Associates Limited

Directors:

     Mario J. Gabelli			See above-Gabelli Funds, Inc.


     MeesPierson  (Cayman)          British American Centre
     Limited                        Dr. Roy's Drive- Phase 3
	                               Georgetown, Grand Cayman
                                    Cayman Islands, British
                                    WestIndies

Officers:

     Mario J. Gabelli               Chief Investment Officer

     Kevin Bromley                  Vice President, Treasurer and
                                    Assistant Secretary

     Sandra Wight                   Secretary and Assistant Treasurer


Gabelli International Limited

Directors:

     Mario J. Gabelli               See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)          British American Centre
     Limited                        Dr. Roy's Drive- Phase 3
	                               Georgetown, Grand Cayman
                                    Cayman Islands, British West Indies

Officers:

     Kevin Bromley                  Vice President, Treasurer, and
                                    Assistant Secretary
                                    MeesPierson (Cayman) Limited
                                    British American Centre
                                    Dr. Roy's Drive- Phase 3
							Georgetown, Grand Cayman
                                    Cayman Islands, British West Indies

     Sandra Wight                   Secretary and Assistant Treasurer
                                    Assistant Secretary
                                    MeesPierson (Cayman) Limited
                                    British American Centre
                                    Dr. Roy's Drive- Phase 3
							Georgetown, Grand Cayman
                                    Cayman Islands, British West Indies


Gabelli Asset Management Company
International Advisory Services Ltd.

Directors:

	Marc J. Gabelli			     See above-Gabelli Funds, Inc.

	Stephen G. Bondi			See Above-Gabelli Funds, Inc.

	Joseph R. Rindler, Jr.		See above-GAMCO Investors, Inc.

	Michael J. Burns			Appleby, Spurling & Kempe
							Cedar House
							41 Cedar Avenue
							Hamilton, HM12
							Bermuda

	Douglas Molyneux			Appleby, Spurling & Kempe
							Cedar House
							41 Cedar Avenue
							Hamilton, HM12
							Bermuda

Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

	Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021



	E. Val Cerutti 			     Business Consultant
							Cerutti Consultants
							227 McLain Street
							Mount Kisco, NY   10549



    Ralph R. Papitto			     Chairman of the Board
							AFC Cable Systems, Inc.
							50 Kennedy Plaza
							Suite 1250
							Providence, RI  02903

	Salvatore Muoio

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                    Officer

	Joseph H. Epel				Treasurer

	Robert E. Dolan			     Chief Financial Officer

	Carmine Ceraolo			     Assistant Controller

	Robert A. Hurwich			Vice President-Administration,
							Secretary and General Counsel

Spinnaker Industries, Inc.
600 N. Pearl Street
Suite 2160
Dallas, TX  75201

Directors:

	Joseph P. Rhein                5003 Central Avenue
                                    Ocean City, NJ  08226

     Richard J. Boyle               The Boyle Group, Inc.
                                    6110 Blue Circle Drive
                                    Suite 250
						     Minnetonka, MN  55343

	Ned N. Fleming, III		     Boyle, Fleming,
						     George & Co., Inc.
						     600 N. Pearl Street
						     Suite 2160
						     Dallas, TX  75201

     Robert E. Dolan			     See above Lynch Corporation


	Anthonie C. van Ekris		Chairman and Chief
							Executive Officer
							Balmac International, Inc.
							61 Broadway
							Suite 1900
							New York, NY  10006



Officers:

	James W. Toman 			     Controller

	Ned N. Fleming, III			President

	Richard J. Boyle			Chairman and
							Chief Executive Officer

	Robert A. Hurwich			Secretary

	Mark A. Matteson			Vice President, Corporate
							Development

Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

	Ned N. Fleming, III			See above-Spinnaker

	Mark A. Matteson			See above-Spinnaker

	James W. Toman				See above-Spinnaker

	Robert P. Wentzel			See above Entoleter

	James Fleming				230 Saugatuck Avenue, Unit 8
							Westport, CT  06880

Officers:

	James W. Toman				Chief Financial Officer
							and Secretary

	Robert P. Wentzel			President

	Anthony R. Massaro			Vice President-Manufacturing

Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

	Jack C. Keen				Chairman

	Jack W. Keen				President

	Dr. Brian E. Gordon			Vice President

	Mary Beth Baxter			Secretary & Treasurer

	Robert E. Dolan			     See above-Lynch Corporation

	Robert A. Hurwich			See above-Lynch Corporation

	Carmine Ceraolo			     See above-Lynch Corporation

Officers:

	Jack C. Keen				Chairman of the Board

	Jack W. Keen				President

	Jack L. Bentley			     Executive Vice President

	Dr. Brian E. Gordon			Vice President

	Charles M. Baxter			Sr. Vice President-Operations

     Mary Beth Baxter			Secretary & Treasurer

	Robert A. Hurwich			Assistant Treasurer

Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

	Mary J. Carroll			     See above-Lynch Corporation

	Carmine P. Ceraolo			See above-Lynch Corporation

	Robert E. Dolan			     See above-Lynch Corporation

	Joseph H. Epel 			     See above-Lynch Corporation

	Robert A. Hurwich			See above-Lynch Corporation

	Leone A. Nilsen			     President

	Roger J. Nilsen			     P.O. Box 146
							Hannaford, ND 58448

	Duane A. Plecity			Secretary

	Harry B. Snyder			     P.O. Box 131
							Buffalo, ND  58011

	Robert Snyder				200 Broadway South
							Buffalo, ND  58011
Officers:

	Leone A. Nilsen			     President

	Robert Snyder				Vice President

	Duane A. Plecity			Secretary

	Harry B. Snyder			     Treasurer

	Joseph H. Epel				Assistant Treasurer

	Robert A. Hurwich			Assistant Secretary

Lynch Telecommunications Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

	Richard A. Kiesling			2801 International Lane
							Suite 207
							Madison, WI  53740

	Jack C. Keen			     See above-Western New Mexico 							Telephone Company

	Robert A. Snyder			See above-Inter-Community 							Telephone Company

Officers:

	Robert A. Hurwich			Secretary

	Mary Beth Baxter			Treasurer and
							Assistant Secretary

	Robert E. Dolan			     Controller

Lynch Telephone Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

	Robert E. Dolan			     Controller

	Jack C. Keen				Chairman

Officers:

	Jack C. Keen				Chairman

	Jack W. Keen				President

	Robert A. Hurwich			Secretary

	Mary Beth Baxter			Treasurer and
							Assistant Secretary

	Robert E. Dolan			     Controller